Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208502

Neurotrope, Inc.

Prospectus Supplement No. 6

240,024,699 Shares

Common Stock

This prospectus supplement no. 6 (the “Supplement”) supplements information contained in the prospectus dated January 19, 2016 (the “Prospectus”), relating to the resale by selling stockholders of Neurotrope, Inc., a Nevada corporation, of up to 240,024,699 shares of our common stock, par value $0.0001 per share.  The shares being offered consist of 150% of each of the following: (a) 26,234,940 shares of our common stock issuable upon conversion of 262,349.4 outstanding shares of our Series B Stock, (b) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series A warrants to purchase our common stock having an exercise price of $0.80 per share, (c) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series B warrants to purchase our common stock having an exercise price of $0.80 per share, (d) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series C warrants to purchase our common stock having an exercise price of $1.25 per share, (e) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series D warrants to purchase our common stock having an exercise price of $1.00 per share, (f) 26,234,940 shares of our common stock issuable upon exercise of the outstanding Series E warrants to purchase our common stock having an exercise price of $1.50 per share, (g) 363,456 shares of our common stock issuable upon exercise of placement agent warrants to purchase our common stock having an exercise price of $0.01 per share, (h) 1,090,370 shares of our common stock issuable upon exercise of placement agent warrants to purchase our common stock having an exercise price of $0.60 per share, and (i) 1,153,000 shares of our common stock issuable upon exercise of placement agent warrants to purchase our common stock having an exercise price of $1.50 per share, subject to adjustment to $0.80 per share upon the exercise of all Series A Warrants or all Series B Warrants.  The shares offered by the Prospectus were issued in connection with our private placement of securities, which was completed in November 2015 (the “November 2015 Private Placement”), and may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2016 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Supplement.

This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is September 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 23, 2016

NEUROTROPE, INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	000-55275 (Commission File Number)	46-3522381 (IRS Employer Identification Number)

205 East 42nd St- 20th Fl.

New York NY 10017

(Address of principal executive offices, including ZIP code)

(973) 242-0005

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

(c)           On September 28, 2016, Neurotrope, Inc. (the “Company”) announced that its board of directors (the “Board”) appointed Dr. Daniel Alkon, M.D., as President of the Company, effective upon his separation from Blanchette Rockefeller Neurosciences Institute (“BRNI”) on September 23, 2016. Dr. Alkon has served as the Company’s Chief Scientific Officer since August 2013 and will continue to serve in such position following his appointment as President. Dr. Alkon’s compensation as President has not yet been determined by the Compensation Committee of the Board.

Dr. Alkon, age 73, has been the founding Scientific Director of BRNI since 1999. He received his undergraduate degree in chemistry in 1965 at the University of Pennsylvania. After earning his M.D. at Cornell University and finishing an internship in medicine at the Mount Sinai Hospital in New York, he joined the staff of the National Institutes of Health where during his 30 year career he became a Medical Director in the U.S. Public Health Service at the National Institute of Neurological Disorders and Strokes and Chief of the Laboratory of Adaptive Systems. Dr. Alkon occupied the Toyota Chair in Neurodegenerative diseases at BRNI from June 2006 until September 23, 2016. In this position, he and his team conducted multidisciplinary research on the molecular and biophysical mechanisms of memory and memory dysfunction in psychiatric and neurological disorders, particularly Alzheimer’s disease. From October 2000 until September 23, 2016, he was also a Professor at BRNI and a Professor of Neurology at West Virginia University.

There are no arrangements or understandings between Dr. Alkon and any other person pursuant to which he was selected as President of the Company. The Company is not aware of any transaction in which Dr. Alkon has an interest requiring disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEUROTROPE, INC.

By:	/s/ Robert Weinstein
Name:	Robert Weinstein
Title:	Chief Financial Officer, Executive Vice President, Secretary and Treasurer

September 28, 2016